# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Core Scientific, Inc., CIK 0001839341
CUSIP: 21874A106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 838 WALKER ROAD, SUITE 21-2105, DOVER, Delaware (DE), 19904
Date of event which requires filing of this statement: 08/12/2025
Filed by CIK 0002045724
Persons authorized to receive notices and communications: Anthony J. Caldwell, Esq, 425 Market Street, 11th Floor, San Francisco, California (CA), 94105, (415) 421-6500

## Reporting persons
- Situational Awareness LP (CIK 0002045724): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,682,918; sole dispositive power 0; shared dispositive power 17,682,918; aggregate amount beneficially owned 17,682,918 (5.8% of the class)
  Comment: Percentage calculated based on 305,408,442 shares of Common Stock outstanding on August 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- SAF AI GP LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,682,918; sole dispositive power 0; shared dispositive power 17,682,918; aggregate amount beneficially owned 17,682,918 (5.8% of the class)
  Comment: Percentage calculated based on 305,408,442 shares of Common Stock outstanding on August 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- Situational Awareness LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,682,918; sole dispositive power 0; shared dispositive power 17,682,918; aggregate amount beneficially owned 17,682,918 (5.8% of the class)
  Comment: Percentage calculated based on 305,408,442 shares of Common Stock outstanding on August 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- Situational Awareness Partners LP (CIK 0002038540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 17,682,918; sole dispositive power 0; shared dispositive power 17,682,918; aggregate amount beneficially owned 17,682,918 (5.8% of the class)
  Comment: Percentage calculated based on 305,408,442 shares of Common Stock outstanding on August 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- Leopold Aschenbrenner: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,682,918; sole dispositive power 0; shared dispositive power 17,682,918; aggregate amount beneficially owned 17,682,918 (5.8% of the class)
  Comment: Percentage calculated based on 305,408,442 shares of Common Stock outstanding on August 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- Carl Shulman: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,682,918; sole dispositive power 0; shared dispositive power 17,682,918; aggregate amount beneficially owned 17,682,918 (5.8% of the class)
  Comment: Percentage calculated based on 305,408,442 shares of Common Stock outstanding on August 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Core Scientific, Inc.
Address of issuer's principal executive offices: 838 WALKER ROAD, SUITE 21-2105, DOVER, Delaware (DE), 19904

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

Situational Awareness LP, a Delaware limited partnership ("Adviser")

SAF AI GP LP, a Delaware limited partnership ("General Partner")

Situational Awareness LLC, a Delaware limited liability company ("SA LLC")

Situational Awareness Partners LP, a Delaware limited partnership ("Fund")

Leopold Aschenbrenner

Carl Shulman

The reporting persons are filing this statement jointly, but not as members of a group, and they expressly disclaim membership in a group. In addition, the filing of this Schedule 13D on behalf of Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any securities covered by this Schedule 13D. Each reporting person also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.
Residence or business address: 512 Second Street, Suite 400, San Francisco, CA 94107
Present principal occupation or employment: Adviser is an investment adviser to the Fund. General Partner is the general partner of the Fund. SA LLC is the general partner of Adviser. Mr. Aschenbrenner is the managing partner and control person of Adviser and General Partner and the manager of SA LLC. Mr. Shulman is the co-portfolio manager of the Fund.
Criminal convictions in the last five years: During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: For citizenship of the reporting persons, see Item 6 of each reporting person's cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Fund used its working capital to purchase the Issuer's Common Stock. The amount of funds used in purchasing the Issuer's Common Stock was $213,190,431.12.

## Item 4. Purpose of Transaction
Purpose of transaction:
The reporting persons acquired the Common Stock for investment purposes based on their belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. The reporting persons will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Common Stock and other securities, the Issuer's operations, assets, prospects, financial position, and business development, Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the reporting persons may take such actions regarding their holdings of the Issuer's securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Common Stock that they now own or hereafter acquire. The reporting persons also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or pledge their interests in the Common Stock to obtain liquidity. In addition, from time to time the reporting persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The reporting persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting persons may recommend action to the Issuer's management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, changes in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate number of shares beneficially owned by the reporting persons:

Adviser: 17,682,918

General Partner: 17,682,918

SA LLC: 17,682,918

Fund: 17,682,918

Aschenbrenner: 17,682,918

Shulman: 17,682,918

Aggregate percentage of the class of Common Stock beneficially owned by the reporting persons:

Adviser: 5.8%

General Partner: 5.8%

SA LLC: 5.8%

Fund: 5.8%

Aschenbrenner: 5.8%

Shulman: 5.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the each reporting person has:

(i) Sole power to vote or to direct the vote:

Adviser: 0

General Partner: 0

SA LLC: 0

Fund: 0

Aschenbrenner: 0

Shulman: 0

(ii) Shared power to vote or to direct the vote:

Adviser: 17,682,918

General Partner: 17,682,918

SA LLC: 17,682,918

Fund: 17,682,918

Aschenbrenner: 17,682,918

Shulman: 17,682,918

(iii) Sole power to dispose or to direct the disposition of:

Adviser: 0

General Partner: 0

SA LLC: 0

Fund: 0

Aschenbrenner: 0

Shulman: 0

(iv) Shared power to dispose or to direct the disposition of:?

Adviser: 17,682,918

General Partner: 17,682,918

SA LLC: 17,682,918

Fund: 17,682,918

Aschenbrenner: 17,682,918

Shulman: 17,682,918
Transactions in the class effected during the past sixty days:
The reporting persons engaged in the following transactions in the Issuer's Common Stock in the 60 days preceding the date of this Schedule 13D:

On 7/18/2025, the Fund purchased 203,578 shares of the Issuer's Common Stock for the price of $13.189 per share.

On 7/21/2025, the Fund purchased 315,005 shares of the Issuer's Common Stock for the price of $13.4761 per share.

On 7/22/2025, the Fund purchased 199,461 shares of the Issuer's Common Stock for the price of $13.2394 per share.

On 7/31/2025, the Fund purchased 676,250 shares of the Issuer's Common Stock for the price of $13.5673 per share.

On 8/5/2025, the Fund purchased 1,000,000 shares of the Issuer's Common Stock for the price of $13.7541 per share.

On 8/6/2025, the Fund purchased 1,000,000 shares of the Issuer's Common Stock for the price of $13.9858 per share.

On 8/7/2025, the Fund purchased 1,000,000 shares of the Issuer's Common Stock for the price of $14.3211 per share.

On 8/8/2025, the Fund purchased 682,666 shares of the Issuer's Common Stock for the price of $14.32 per share.

On 8/11/2025, the Fund purchased 679,702 shares of the Issuer's Common Stock for the price of $14.6581 per share.
On 8/11/2025, the Fund purchased 813,431 shares of the Issuer's Common Stock for the price of $14.5991 per share.

On 8/12/2025, the Fund purchased 3,064,787 shares of the Issuer's Common Stock for the price of $14.9047 per share.

On 8/13/2025, the Fund purchased 615,413 shares of the Issuer's Common Stock for the price of $13.8451 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Adviser is the investment adviser to its clients pursuant to investment management agreements or limited partnership agreements providing to Adviser the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, General Partner is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, Adviser is entitled to fees based on assets under management and realized and unrealized gains.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

## Signatures
- Situational Awareness LP: /s/ Leopold Aschenbrenner, Managing Partner (08/19/2025)
- SAF AI GP LP: /s/ Leopold Aschenbrenner, Managing Partner (08/19/2025)
- Situational Awareness LLC: /s/ Leopold Aschenbrenner, Manager (08/19/2025)
- Situational Awareness Partners LP: /s/ Leopold Aschenbrenner, Managing Partner of SAF AI GP LP, general partner of Situational Awareness Partners LP (08/19/2025)
- Leopold Aschenbrenner: /s/ Leopold Aschenbrenner, Reporting person (08/19/2025)
- Carl Shulman: /s/ Carl Shulman, Reporting person (08/19/2025)